SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 13, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
and
QIMONDA FINANCE LLC
3000 CentreGreen Way
Cary, North Carolina, 27513 U.S.A.
Tel: 919-677-3053
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983, and into the prospectus that forms a part of this registration statement.

Explanatory Note
     This Report on Form 6-K contains the relevant exchange rate as of the respective issue dates for the $248,117,000 aggregate principal amount of 6.75% Senior Unsecured Convertible Notes of Qimonda Finance LLC for purposes set forth on page S-16 of the Prospectus Supplement dated February 7, 2008 (after giving effect to the exercise in full of the option granted to the underwriters, as described in such Prospectus Supplement to cover over-allotments). This Report is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.
The relevant exchange rate is U.S.$1.4632 = €1.00.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: March 13, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA FINANCE LLC
Date: March 13, 2008	By:	/s/ Miriam Martinez
Miriam Martinez
CFO